SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated July 11, 2005, entitled "RESULTS OF THE CLAW-BACK OFFER"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 14, 2005

By: / Themba Gwebu
      Name: Themba Gwebu
      Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Formerly Durban Roodepoort Deep, Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARBN: 086 277 616

NASDAQ trading symbol: DROOY

("DRDGOLD" or "the company")

RESULTS OF THE CLAW-BACK OFFER

DRDGOLD is pleased to announce the results of the claw-back offer of 15 804 116 new DRDGOLD ordinary shares ("claw-back shares") at an issue price of R5.50 per share ("the claw-back offer") referred to in the circular to DRDGOLD ordinary shareholders dated 20 June 2005.

Applications were received in respect of 10 491 113 claw-back shares, representing 66.4% of the claw-back shares offered in terms of the claw-back offer. The claw-back shares not subscribed for by DRDGOLD ordinary shareholders or their renouncees, being 5 313 003 claw-back shares, were subscribed for by certain underwriters in terms of the underwriting agreement entered into between themselves and DRDGOLD.

Share certificates in respect of claw-back shares subscribed for by holders of certificated DRDGOLD shares will be posted today and holders of dematerialised DRDGOLD shares will have their safe custody accounts with their Central Securities Depository Participants or brokers credited with the claw-back shares subscribed for today.

Johannesburg
11 July 2005

Financial Adviser
QuestCo (Pty) Ltd

Sponsor
Standard Bank

Attorneys
Bowman Gilfillan

The claw-back shares will not be registered for purposes of the claw-back offer with the Canadian Provincial Securities Commission. Further, no action has been taken to register the claw-back shares issued in terms of the claw-back offer, or otherwise permit an offering of such shares, into the Commonwealth of Australia. Accordingly, the claw-back offer was not made to, or open for acceptance by, persons with registered addresses in the Dominion of Canada or in the Commonwealth of Australia. Further, the claw-back offer did not constitute an offer in any jurisdiction in which, or to any persons to whom, it would not have been lawful to make such an offer. DRDGOLD shareholders should consult their professional advisers to determine whether any governmental or other consents are required or whether other formalities need to be observed to allow them to take up, or trade their entitlements pursuant to the claw-back offer. The CSDP or broker will ensure that where such persons are holding DRDGOLD shares in dematerialised form that the CSDP or broker adheres to the above restrictions.

This announcement is not an offer of securities into the United States of America. The claw-back shares have not been and will not be registered under the U.S. Securities Act of 1933 ("the Securities Act"). Accordingly, the claw-back shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States of America or to, or for the account or benefit of, United States of America persons, except pursuant to exemptions from the Securities Act.

Prior to dealing in DRDGOLD securities, investors should consider the risks described in our annual report and other filings with the U.S. Securities Exchange Commission.